Exhibit 99.2
NON BINDING TRANSLATION INTO ENGLISH
DRAFT RESOLUTIONS SUBMITTED TO THE COMBINED ORDINARY AND
EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING
TO BE HELD ON OCTOBER 24, 2005

- DRAFT RESOLUTIONS WITHIN THE COMPETENCE OF THE ORDINARY GENERAL
SHAREHOLDERS’ MEETING -
1.	Appointment of Mr. John Vogelstein as Director
2.	Appointment of Mr. Frédéric Lemoine as Director
3.	Appointment of Mr. Stephen Willard as Director
4.	Determination of the annual amount of Directors’ attendance fees
- DRAFT RESOLUTIONS WITHIN THE COMPETENCE OF THE EXTRAORDINARY
GENERAL SHAREHOLDERS’ MEETING -
5.	Amendment of Article 14 of the Articles of Association
6.	Amendment of Article 13 of the Articles of Association
7.	Authority granted to the Board of Directors to make awards of the Company’s shares without consideration to employees of the Company or companies or economic interest groups affiliated with the Company in accordance with the provisions of Article L. 225-197-2 of the Commercial Code and to officers stipulated in Article L. 225-197-1, II of the said Code
8.	Authority granted to the Board of Directors to issue up to 250,000 warrants (“Bons de Souscription Autonomes)” (“warrants BSA”), reserved to a category of beneficiaries comprising the Directors of the Company who are not officers and/or employees of the Company, including the Chairman; authorizing the Board of Directors to proceed with the capital increase subsequent to the exercise of these warrants (BSA) and to issue a maximum of 250.000 new ordinary shares
9.	Increase of the share capital reserved to the Company’s employees as contemplated by articles L. 225-129-6 of the Commercial Code and L. 443-5 of the Labor Code
10.	Authority in connection with filing, publication, and registration formalities

DRAFT RESOLUTIONS FLAMEL TECHNOLOGIES

Ordinary Resolutions
FIRST RESOLUTION
The General Shareholders’ Meeting, voting under the quorum and majority requirements for ordinary general meetings, after having heard a reading of the Board of Directors’ report, decides to appoint Mr. John Vogelstein as Director for a period of one (1) year, to expire at the end of the General Shareholders’ Meeting convened to approve the financial statements for the fiscal year ending December 31, 2005, subject to the approval of the sixth resolution.
John Vogelstein has declared that he complied with all the conditions required by applicable laws and regulations in order to hold such office.
SECOND RESOLUTION
The General Shareholders’ Meeting, voting under the quorum and majority requirements for ordinary general meetings, after having heard a reading of the Board of Directors’ report, decides to appoint Mr. Frédéric Lemoine as Director for a period of one (1) year, to expire at the end of the General Shareholders’ Meeting convened to approve the financial statements for the fiscal year ending December 31, 2005.
Frédéric Lemoine has declared that he complied with all the conditions required by applicable laws and regulations in order to hold such office.
THIRD RESOLUTION
The General Shareholders’ Meeting, voting under the quorum and majority requirements for ordinary general meetings, after having heard a reading of the Board of Directors’ report, decides to appoint Mr. Stephen Willard as Director for a period of one (1) year, to expire at the end of the General Shareholders’ Meeting convened to approve the financial statements for the fiscal year ending December 31, 2005.
Stephen Willard has declared that he complied with all the conditions required by applicable laws and regulations in order to hold such office.
FOURTH RESOLUTION
After having heard a reading of the Board of Directors’ report, the General Shareholders’ Meeting voting under the quorum and majority requirements for ordinary general meetings, decides subject to the approval of the first, second and third resolutions, to allocate to the Board of Directors a maximum aggregate amount of 500,000 euros as annual attendance fees (jetons de presence) for the fiscal year ending December 31, 2005.

The General Shareholders’ Meeting further decides that subject to its approval, this resolution shall supersede and replace the eleventh resolution having the same object and adopted at the combined ordinary and extraordinary general meeting of the shareholders of June 22, 2005.
The General Shareholders’ Meeting acknowledges that the Board will determine the allocation and payment date of said attendance fees.
Extraordinary Resolutions
FIFTH RESOLUTION
The General Shareholders’ Meeting, voting under the quorum and majority requirements for extraordinary general meetings, after having heard a reading of the Board of Directors’ report, decides to amend the wording of Article 14 of the Articles of Association and to replace the current wording of paragraph 7 with the following wording:
“Article 14 — DELIBERATIONS OF BOARD OF DIRECTORS
Subject to the decisions for which French law requires the physical presence of the Directors, the Board of Directors may provide for in its internal regulation that Directors who participate in the board meeting via videoconferencing or telecommunications means allowing for their identification and guaranteeing their effective participation in the Board meeting, in accordance with the provisions of a Conseil d’Etat decree, are deemed present for calculation of the quorum and the majority.”
The rest of Article 14 remains unchanged.
SIXTH RESOLUTION
The General Shareholders’ Meeting, voting under the quorum and majority requirements for extraordinary general meetings, after having heard a reading of the Board of Directors’ report, decides to amend the wording of Article 13 of the Articles of Association and to replace the current wording of the last paragraph of said Article with the following wording:
“Article 13 — BOARD OF DIRECTORS
The number of Directors being over the age of 70 years may not, at any time, exceed one third of the total number of Directors in office.”

SEVENTH RESOLUTION
The General Shareholders’ Meeting, voting under the quorum and majority requirements for extraordinary general meetings, after having heard a reading of the Board of Directors’ report and Statutory Auditor’s special report, in accordance with the provisions of Article L. 225-197-1 et seq. of the Commercial Code:
1.	authorizes the Board to make awards of existing or newly issued shares of the Company without consideration (“attribution gratuite d’actions”), in one or more occasions, to the benefit of employees of the Company or companies or economic interest groups affiliated with the Company in accordance with the provisions of Article L. 225-197-2 of the Commercial Code and to officers stipulated in Article L. 225-197-1, II of the said Code;

2.	decides that the Board will determine the beneficiaries of these awards as well as the conditions, and as the case maybe, the criteria to award these shares;

3.	decides that the maximum number of shares awarded without consideration shall not represent more than 200,000 shares on the date of the Board’s decision, this maximum number shall not include any additional shares that may be awarded without compensation to preserve the rights of the beneficiaries in the event of an operation on the Company’s share capital;

4.	decides that the award of the shares to the beneficiaries shall be definitive at the end of a minimum acquisition period of two (2) years and that the beneficiaries shall hold these shares for a minimum compulsory period of two (2) years from the date of the definite award of said shares; the Board being entitled to increase any of these two-year periods;

5.	acknowledge that, as to newly issued shares, this decision implies, at the expiration of the acquisition period, an increase of the share capital of the Company by incorporation of reserves, profits or premiums in favor of the beneficiaries of these shares and consequently a waiver of the shareholders, in favor of the beneficiaries, of any rights to the part of the reserves, profits or premiums thus incorporated;

6.	decides that this authorization is granted for a period of thirty-eight (38) months as of the date of this general meeting;

7.	grants all powers to the Board, to implement this authorization, to make any adjustment, as the case may be, to the number of shares awarded without compensation, so as to preserve the rights of the beneficiaries in the event of an operation on the Company’s share capital, during the acquisition period; to establish the amount of reserves, profits or premiums to be incorporated to the share capital if shares are awarded without compensation, to record the share capital increases if any, to amend the Articles of Association accordingly and generally take any action and carry out any formality necessary;

8.	acknowledges that, in the event the Board uses this authorization, it shall inform the ordinary general meeting of the shareholders, every year of the operations carried out pursuant to the provisions of Articles L. 225-197-1 through L. 225-197-3 of the Commercial Code, in accordance with the provisions set forth in Article L. 225-197-4 of said Code.
EIGHTH RESOLUTION
The General Shareholders’ Meeting, voting under the quorum and majority requirements for extraordinary general meetings, after having heard a reading of the Board of Directors’ report and Statutory Auditor’s special report, acknowledging that the share capital of the Company is fully paid up, in accordance with the provisions of Articles L. 225-138 and L. 228-91 et seq. of the Commercial Code,

1.	decides to authorize the Board to issue 250,000 warrants (BSA) for a subscription price to be paid up in cash and determined by the Board based on the evaluation of an independent expert. Such evaluation shall be the fair value of the warrants (BSA) which will be in part a function of the subscription price of the shares to be determined by the Board, in accordance with the provisions set forth in paragraph 3 below. The subscription amount of these warrants (BSA), if any, will be registered in a special reserve account labeled “issue premium” which will carry rights for all shareholders;

2.	decides to cancel the preferential right of subscription attributed to the shareholders by Article L. 225-132 of the Commercial Code and to reserve the subscription of these 250,000 warrants (BSA), to the following category of beneficiaries:

Directors of the Company who are not officers and/or employees of the Company, including the Chairman

3.	decides that each warrant (BSA) will give its holder, subject to the terms and conditions set forth hereafter and in the Board’s decision to issue the warrants (BSA), the right to subscribe to one share of the Company for a subscription price which shall be the market price for the share, in the form of ADS, on the NASDAQ, on the closing of the trades on the day preceding the decision of the Board to issue such warrants (BSA), provided that such price shall not be less than 80% of the average of the market price for the share on the NASDAQ, in the form of ADS, during the last twenty trading days preceding such Board’s decision. In this case, the price for the share shall be equal to 80% of the average of the market price for the share on the NASDAQ, in the form of ADS, during the last twenty trading days preceding such Board’s decision;

4.	resolves that the shares thus subscribed upon exercise of the warrants (BSA) shall be fully paid up on the date of their subscription, either in cash or by offset of debt in the conditions laid down by law;

5.	decides that each warrant (BSA) shall be exercised by its holder in accordance with the conditions set forth by the Board’s decision to issue the warrants (BSA), provided that such exercise shall occur within five years from the issuance date and that the holder is still a member of the Board of Directors of the Company on the day of such exercise;

6.	If its holder fails to exercise the warrant in whole or in part at the expiry of the above mentioned period, the warrant (BSA) and the attached right to subscribe will lapse automatically;

7.	decides that, as of, at the issuance date of the warrants (BSA), the Company will be entitled to:
–	conduct any change in its corporate organization,
–	conduct any change in its corporate purpose,
–	change the allocation rule of its profits and to redeem its share capital, subject to the Company taking all the necessary measures to protect the warrants holders pursuant to Article L. 228-99 of the Commercial Code,
–	issue preferred shares subject to the Company taking all the necessary measures to protect the warrants holders pursuant to Article L. 228-99 of the Commercial Code;
8.	decides that, in the event the Company issues, under any circumstances, new shares with a preferential right to subscribe reserved to its shareholders, or if the Company conducts a distribution of its reserves, in cash or in kind, and of its share premiums or if the Company changes the allocation of its profits through the issuance of preferred shares, the Company will take all the necessary measures to protect the interests of the warrants’ holders pursuant to the provisions of Article L. 228-99 of the Commercial Code;

9.	decides that, in the case of a capital reduction, motivated or not by losses, and conducted through either a decrease of the par value of the shares or a decrease of the number of shares, the warrants holders’ rights will be decreased accordingly as if they had been exercised, before the date when the capital decrease has become final;

10.	acknowledges that, pursuant to the provisions of Article L. 228-103 et seq. of the Commercial Code, the warrants’ holders will all be grouped together in order to defend their common interests, in an assembly (a “masse”) with a civil personality. General warrants holders meetings will be convened to authorize any changes in the issuance terms and conditions and to decide on any decision regarding the conditions of subscription or allocation of the shares as set forth at the time issuance took place. Each warrant will give access to one voting right. The conditions regarding the quorum and the majority will be those determined in the second and third paragraph of Article L. 225-96 of the Commercial Code. The expenses incurred in connection with such meetings, as well as, generally, any expenses in connection with the assembly (“masse”) will be borne by the Company;

11.	consequently and in accordance with Article L. 228-91 of the Commercial Code, authorizes the issue of a maximum of 250.000 new ordinary shares of an approximate nominal value of 0.12 euro each to which exercise of warrants (BSA) will give rise, that is, a capital increase of an approximate maximum nominal amount of 30.490 euros, without taking into account, as the case may be, any additional shares that may be issued to protect the interests of the warrants’ holders pursuant to the provisions of Article L. 228-99 of the Commercial Code;

12.	decides that the new shares remitted to the subscriber on exercise of the warrant will be subject to all the provisions of the bylaws of the Company and will carry distribution rights from the date of their creation;

13.	acknowledges that, in accordance with Article L. 225-132 paragraph 6 of the Commercial Code, the decision of the General Shareholders’ Meeting automatically entails the waiver by the shareholders of their preferential rights in respect of the shares which may be issued upon exercise of the warrants (BSA), for the benefit of the holders of the above-mentioned 250,000 warrants (BSA);

14.	decides that this authorization is granted for a term of eighteen (18) months starting from the date of this General Shareholders’ Meeting;

15.	acknowledges that, such warrants (BSA) shall be issued within a maximum period of eighteen (18) months from the date of the General Meeting in accordance with Article L. 225-138 of the Commercial Code;

16.	decides to grant the Board of Directors with all necessary powers to implement this decision under the terms and conditions set by the present resolution and by law, and in particular:
–	to issue and fix the subscription price of the warrants (BSA)
–	determine the beneficiaries amongst the category defined by this resolution,
–	to fix the issue price of the shares to be subscribed upon exercise of the warrants (BSA) in accordance with terms and conditions set by the present resolution, the dates, periods and conditions of subscription and final details of the issue within the limits laid down by this general meeting of shareholders and to allocate the issue premium, as the case may be,
–	to close the subscription period early or extend its date, if required,

–	to gather the subscriptions and payments in respect of the subscription for the aforementioned warrants (BSA),
–	to record the number of shares issued on exercise of the warrants (BSA) and carry out any formalities resulting from the corresponding increases in share capital and make the corresponding amendments to the bylaws,
–	to take any action required to ensure the protection of the warrant holder in the event of financial operations relating to the Company, in accordance with the legal and regulatory provisions in force, and generally, to take any action and carry out any formality which is useful in respect of this issue.
NINTH RESOLUTION
The General Shareholders’ Meeting, voting under the quorum and majority requirements for extraordinary general meetings, after having heard a reading of the Board of Directors’ report and Statutory Auditor’s special report, acknowledging that the share capital of the Company is fully paid up, in accordance with the provisions of Articles L. 225-129, L. 225-129-1, L. 225-129-6 and L. 225-138-1 of the Commercial Code and Article L. 443-5 et seq. of the Labor Code,
1.	authorizes the Board of Directors to carry out, on one or more occasions, on its own resolution, an increase of the share capital, through the issuance of shares reserved, directly or through an Employee Profit Sharing FCP (Fonds commun de placement d’entreprise”), to members of a company sponsored saving plan, as provided for in Article L. 443-1 et seq. of the Labor Code, for employees of the Company or its affiliates, as defined under Article L. 225.180 of the Commercial Code, who shall meet additional criteria to be defined by the Board, if any (the “Group Employees”);

2.	decides to cancel, in favor of those Group Employees, the preferential subscription rights of the shareholders set forth in Article L. 225-132 of the Commercial Code, to the shares to be issued under this resolution;

3.	decides that this authorization is granted for a term of twenty-six (26) months starting from the date of this General Shareholders’ Meeting;

4.	decides to set at 1% of the share capital, as of the date of this meeting, the issuance of shares that could result from the use of this authorization;

5.	decides that the subscription price per share for the shares to be issued in accordance with this authorization shall be determined by the Board of Directors in accordance with Article L. 443-5 of the Labor Code;

6.	decides to grant the Board of Directors with all powers necessary to implement this resolution in accordance with applicable laws and regulations, and subject to the limitations and conditions specified above;

7.	acknowledges that, in the event the Board uses this authorization, it shall so inform the next ordinary general meeting of the shareholders of the operations in accordance with applicable laws and regulations.
TENTH RESOLUTION
The General Shareholders’ Meeting grants a power of attorney to the bearer of an original, an excerpt or a copy hereof, in order to effect all publication, filing and other formalities required by law.